Dutchess Holdings Corp.
175 Great Neck Road, Suite 403
Great Neck, NY 11021

March 22, 2013

Ms. Barbara C. Jacobs
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dutchess Holdings Corp. (the “Company”) Registration Statement on Form 10 Filed February 8, 2013 File No. 000-54895

Dear Ms. Jacobs:

This letter is in response to the comments contained in the Staff’s letter to the Company, concerning the Registration Statement on Form 10-12(g) (the “Original Registration Statement”), and dated March 5, 2013 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No. 1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

●	Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or  revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosures.  While the Company is not required to provide risk factors as a smaller reporting company, it has added appropriate language with respect to the risk factors identified in the Company’s revised disclosures. Please refer to the section entitled “Emerging Growth Company” on page 4 of the Amendment No. 1.

Explanatory Note

2.
Because the filing was made voluntarily, you should consider withdrawing it before the effective date if comments remain outstanding.  If you conclude that you should withdraw your filing due to unresolved comments, you must file your request for withdrawal before the automatic effectiveness date.

RESPONSE:

The Company has determined not to withdraw its filing and understands that upon effectiveness, even if comments from the Staff with respect to the Form 10 are still outstanding it will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Forward Looking Statements

3.	Please remove your reference to your “Risk Factors” in the fourth sentence as you do not include any risk factors in your document.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the last paragraph on the cover page of the Amendment No. 1.

Item 1.  Business

Business Development, page 1

4.
Please reconcile your disclosure in the second sentence that you have “made no efforts to identify a possible business combination” with the second paragraph in the immediately following section where you state that operations since inception have included efforts to locate acquisition candidates and that you will continue such efforts.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the first full paragraph on page 1 of the Amendment No. 1.

Business of Issuer, page 1

5.	You disclose in the second paragraph that you have not conducted operations “except for [your] efforts to locate suitable acquisition candidates.” Please expand to specify what those efforts entail.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the third full paragraph on page 1 of the Amendment No. 1.

6.
Please clarify your disclosure in the third paragraph in this section that you have “no agreements in effect” to advance funds in light of your disclosure of the promissory note issued to NLBDIT 2010 Enterprises in the last paragraph on page 4.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the third full paragraph on page 1 of the Amendment No. 1.

7.
Please expand the discussion in the first paragraph on page 3 to disclose any conflicts surrounding acquisitions that have arisen between the other entities and how those were or are in the process of being resolved in light of your lack of procedures for resolving such conflicts and existing fiduciary duties.

RESPONSE:

As of the date of this filing, no conflicts have arisen between any of the blank check companies with which management has been involved, particularly because the management and stockholders for each entity are identical. In response to the Staff’s comments, the Company has revised its disclosure to clarify. Please refer to the first full paragraph on page 3 of the Amendment No. 1.

Item 2.  Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 4

8.
You disclose in the last paragraph on page 4 the October 15, 2012 promissory note issued to NLBDIT 2010 Enterprises.  Please state, if true, that NBLDIT has no obligation to advance any money to you and disclose the reason for entering into the promissory note. Finally, file a signed and dated copy of the promissory note in Exhibit 4.1.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. In addition, the Company has filed a signed and dated copy of the promissory note in Exhibit 4.1.  Please refer to the last full paragraph on page 4 and Exhibit 4.1 of the Amendment No. 1.

Item 10.  Recent Sales of Unregistered Securities, page 10

9.	Please disclose the facts relied upon for to make the Securities Act Section 4(2) exemption available. Refer to Item 701(d) of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the second full paragraph on page 10 of the Amendment No. 1.

Item 15.  Financial Statements and Exhibits

Exhibit 10.1

10.	This exhibit includes blanks and is unsigned. Please file a completed copy.

RESPONSE:

In response to the Staff’s comments, the Company has filed a complete executed copy of Exhibit 10.1.

Consolidated Financial Statements

Note 3. Going Concern, page F-7

11.
You disclose that the ability of the company to continue as a going concern is dependent upon management’s plan to find a suitable acquisition or merger candidate, raise additional capital from the sales of stock, and receive loans from its stockholder.  Please revise this note to comply with FRC 607.02 and paragraph 10 of PCAOB Interim Auditing Standards AU Section 341 by describing the mitigating factors and management’s plan regarding sales of stock and loans from its stockholder, including any current commitments.  Such disclosure should also disclose the amount of minimum additional funding necessary to remove the threat and enable the company to remain viable for at least the 12 months following the date of the financial statements.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to Note 3 on page F-7 of the Amendment No. 1.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Dutchess Holdings Corp.

By:	/s/ Samir Masri
Samir N. Masri
President